Li Chuan Group, Inc.
No. 83 Nanschuncheng Rd.
Shenhe District

April 29, 2009

FORM RW

VIA EDGAR AND FEDERAL EXPRESS

Securities and Exchange Commission
100 F Street, N.E., Mail Stop 7010
Washington, D. C. 20549

RE:	Registration Statement on Form SB-2 (333-127314) of Li Chuan Group, Inc.

Attn:	Pamela A. Long, Assistant Director and Chambre Malone

Dear Ms. Long and Ms. Malone:

        Li Chuan Group, Inc. hereby requests withdrawal of the Registration Statement on Form SB-2 (333-127314) (the “Registration Statement”) filed by Li Chuan on August 8, 2005 with the Securities and Exchange Commission.

        In accordance with Rule 477 promulgated pursuant to the Securities Act of 1933, as amended, Li Chuan confirms that no securities of Li Chuan were sold pursuant to the Registration Statement. Effectiveness of the Registration Statement has not been granted. The grounds on which Li Chuan makes this application are that there is no longer a present intention to offer or sell the securities under the Registration Statement.

        Please contact the undersigned or our counsel Gary A. Agron (tel. 303-770-7254) should you have any questions regarding the foregoing.

Very truly yours,

Li Chuan Group

By:	/s/ Wan Li Liu
Name: Wan Li Liu Title: Chief Financial Officer